March 20, 2014

 VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 29, 2013
Form 6-K for the Month of May 2013
Submitted May 10, 2013
Form 6-K for the Month of November 2013
Submitted November 5, 2013
File No. 001-15276

Dear Mr. Vaughn:

This letter sets forth the responses of Itaú Unibanco Holding S.A. (the “Company”) to the comments received by telephone on February 6, 2014 related to the above-referenced Annual Report on Form 20-F (the “Annual Report”) and to the above-referenced Current Reports on Form 6-K (the “Form 6-K Current Reports”).  The Company’s understanding of the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth below in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 6-K Current Reports

Consolidated Interim Financial Statements

Note 2 - Significant Accounting Policies; Note 8 - Derivatives

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 20, 2014

1.	Please provide us with a breakdown of the gross amounts of recognized financial assets and financial liabilities and the impact of netting and master netting agreements on recognized financial assets and financial liabilities, as we were unable to locate such information on the Company’s Current Report on Form 6-K filed on November 5, 2013.

Response to Comment No. 1

The Company has provided the requested information in Note 8 b) to its consolidated financial statements as of and for the year ended December 31, 2013, submitted to the Commission on a Current Report on Form 6-K on February 7, 2014. The requested information is presented in accordance with paragraph 13C of IFRS 7 Financial Instruments: Disclosures and is reproduced below for your reference, as updated to reflect corrections for scrivener errors in the original submission.

In the tables below, gross amounts of recognized financial assets are presented in the column “Gross amount of recognized financial assets” and gross amounts of financial liabilities are presented in the column “Gross amount of financial liabilities”. Net amounts of financial assets and financial liabilities, each of which reflect the effect of set-off in accordance with IAS 32 Financial Instruments: Presentation, are presented in the columns “Net amount of financial assets presented in the statement of financial position” and “Net amount of financial liabilities presented in the statement of financial position,” respectively, and tie to the corresponding amounts presented in the Company’s consolidated balance sheet.

8b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 20, 2014

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

12/31/2013
				Related amounts not set off in the statement of financial position
	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities set off in the statement of financial position	Net amount of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received	Net amount
Repurchase
agreements	138,455	-	138,455	(957)	(3)	137,495
Derivatives	12,149	(783)	11,366	(3,599)	(429)	7,338

12/31/2012
				Related amounts not set off in the statement of financial position
	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities set off in the statement of financial position	Net amount of financial assets presented in the statement of financial position	Financial instruments	Cash collateral received	Net amount
Repurchase
agreements	162,737	-	162,737	(200)	(6)	162,531
Derivatives	11,597	-	11,597	(1,223)	(464)	9,910

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

12/31/2013
				Related amounts not set off in the statement of financial position
	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets set off in the statement of financial position	Net amount of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged	Net amount
Repurchase agreements	266,682	-	266,682	(12,707)	(35)	253,940
Derivatives	11,405	-	11,405	(2,258)	(686)	8,461

12/31/2012
				Related amounts not set off in the statement of financial position
	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets set off in the statement of financial position	Net amount of financial liabilities presented in the statement of financial position	Financial instruments	Cash collateral pledged	Net amount
Repurchase agreements	267,405	-	267,405	(8,654)	(104)	258,647
Derivatives	11,069	-	11,069	(1,076)	(157)	9,836

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

3

Mr. Kevin W. Vaughn Division of Corporation Finance	March 20, 2014

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.	Please provide us with the rationale for the amount of master netting arrangements that have been considered to be not legally enforceable.

Response to Comment No. 2

The Company uses a third-party legal database to evaluate the legal enforceability of master netting arrangements in each jurisdiction covered by an International Swaps and Derivative Association – ISDA netting opinion. On the basis of 14 key netting criteria, each jurisdiction is classified into one of three enforceability levels: “low probability of enforceability”, “moderate probability of enforceability” and “high probability of enforceability”. Only MNAs governed by the laws of jurisdictions classified as having a high probability of enforceability are considered legally enforceable by the Company for purposes of paragraph 13C(d) of IFRS 7 Financial Instruments: Disclosures.

The third-party legal database used by the Company classifies Brazil (the jurisdiction whose law governs the substantial majority of the Company’s MNAs) as a jurisdiction in which MNAs have a “moderate probability of enforceability.” A classification of “moderate probability of enforceability” generally indicates that close-out netting is enforceable or is probably enforceable, but that there are substantive legal issues or important limitations to close-out netting. It is our understanding that Brazil does not have precedents or applicable case law about the enforceability of MNAs under the Brazilian Bankruptcy Law in a reorganization plan. As a result, full enforceability under a reorganization plan cannot be guaranteed. The Company continues to monitor the evolution of applicable precedents and case law on this matter.

Additionally, no benefit is created by the netting of recognized financial assets and financial liabilities for the purpose of calculating the Company’s regulatory capital under the Central Bank of Brazil rules which implement the Basel framework.

*          *          *          *

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Mr. Kevin W. Vaughn Division of Corporation Finance	March 20, 2014

The Company is responsible for the adequacy and accuracy of the disclosure in its filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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March 20, 2014

If you have any questions regarding this letter, please do not hesitate to call the undersigned at (55) (11) 5019-1792 or to send an e-mail to caio.david@itau-unibanco.com.br.

Sincerely,

/s/ Caio Ibrahim David
Caio Ibrahim David, Chief Financial Officer and Executive
Vice-President - Finance

cc	Roberto Egydio Setubal, Chief Executive Officer
Alfredo Egydio Setubal, Investor Relations Officer